EXHIBIT 21.1
Amerant Bancorp Inc. Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Amerant Bank, N.A.	United States of America
Amerant SPV, LLC	Florida
PCS Capital SPV, LLC	Florida
Amerant Investment Services Inc.	Delaware
Amerant Ventures, LLC	Florida
Amerant Mortgage, LLC	Florida
CB Reit Holding Corporation	Delaware
CB Real Estate Investment, Inc.	Florida
Elant Bank & Trust Ltd.	Cayman Islands
220 Alhambra Properties LLC	Florida
MCNA Properties IV LLC	Florida
CTC Management Services LLC	Florida
Commercebank Capital Trust VI	Delaware
Commerce BHC Capital Trust VII (sometimes referred to as the “Commercebank Capital Trust VII”)	Delaware
Commerce BHC Capital Trust VIII (sometimes referred to as the “Commercebank Capital Trust VIII”)	Delaware
Commercebank Capital Trust IX	Delaware
Commercebank Capital Trust X	Delaware